EXHIBIT 12.1
Ratio of Earnings to Fixed Charges
(unaudited)

	Year Ended October 31,
(amounts in thousands, except ratios)	2001	2002	2003	2004	2005
Consolidated pretax earnings from continuing operations before minority interest	$(270,355)	$(95,722)	$(54,597)	$75,518	$466,016
Interest expense	—	—	—	992	3,000
Amortization of debt issuance costs	—	—	—	982	2,972
Interest portion of rental expense	10,500	8,700	7,200	6,440	6,990

Earnings	$(259,855)	$(87,022)	$(47,397)	$83,932	$478,978

Interest expense	$—	$—	$—	$992	$3,000
Amortization of debt issuance costs	—	—	—	982	2,972
Interest portion of rental expense	10,500	8,700	7,200	6,440	6,990

Fixed charges	$10,500	$8,700	$7,200	$8,414	$12,962

Ratio of earnings to fixed charges	(a)	(a)	(a)	10.0	37.0

(a)	Due to the loss in fiscal 2001, 2002, and 2003, the ratio coverage was less than 1:1 in each of those periods. The Company would have had to generate additional earnings of $270.4 million, $95.7 million, and $54.6 million in fiscal 2001, 2002, and 2003, respectively, to achieve a coverage of 1:1.